Exhibit 99.2

Imperial Tobacco Group PLC

Notification of Directors’ and Persons Discharging Managerial Responsibilities’ (PDMRs) Interests pursuant to Disclosure Rules DR 3.1.4(R)(1)(a) and DR 3.1.4(R)(1)(b).

Imperial Tobacco Group PLC has been informed that the Non-Executive Director listed below acquired ordinary shares of 10 pence each by way of transfer at nil consideration.

Director	Shares purchased	Resultant Interest
Michael Herlihy	262	343

M R Phillips

Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com